FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

April 16, 2007

Item 3: News Release:

A news release dated and issued on April 16, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Canalaska To Collaborate With Korean Consortium In Uranium Exploration.

Item 5: Full Description of Material Change:

Vancouver, Canada, May 7th, 2007  –  CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”) is pleased to report that it has executed a Memorandum of Understanding with a group of Korean companies led by Hanwha Corporation (collectively the “Korean Consortium”), to enter into exclusive negotiations regarding investment by the Korean Consortium in the exploration of the Cree East Project, a uranium property owned 100% by CanAlaska located in the Athabasca Basin, Saskatchewan, Canada.

During the exclusivity period, CanAlaska and the Korean Consortium shall utilize their best efforts to conclude a commercial understanding amenable to both parties with respect to an investment plan and structure for the Korean Consortium to fund uranium exploration expenditures to secure a 50% interest in the Project, under which CanAlaska shall be responsible for undertaking of all exploration activities as operator.  The exclusivity period shall expire on June 30th, 2007.  During this period, CanAlaska will not undertake commercial investment discussions regarding the Project with any other third party.  In the event that the parties fail to reach a satisfactory commercial understanding by June 30th, 2007, the period of exclusivity may be further extended by mutual consent.

The Cree East project is located in the southeastern Athabasca basin, approximately 25 km west of the Key Lake uranium mine, and 20 km south west of the newly announced Millenium uranium deposit of Cameco.

The project was staked by CanAlaska in 2004, and covers 559 sq km of the Wollaston-Mudjatik domain rocks.  Historical drilling tested alteration zones and targets, generally to the south and east of the property, and current exploration by other companies is revisiting these areas.  The depth to the unconformity varies from 100 metres in the south to an inferred 800 metres in the north.  From geophysical evidence and past drilling, there appears to be a number of step structures at the unconformity boundary and in the basement.

CanAlaska carried out airborne surveys across the property area in 2005 and determined priority targets.   In 2006, detailed collection of over 2,000 surface rock samples and over 400 lake sediment samples by CanAlaska's field crews defined three large areas of dravite and clay alteration on surface, and localised boulder samples containing anomalous uranium (highest at 13.1 ppm uranium).

It is thought that the dravite and clay alteration, coupled with the anomalous uranium in the lakes and boulders in this vicinity indicates the proximity of unconformity and basement style uranium mineralization.  The shallow depth to basement also allows close definition of conductive zones and geological structures, using the airborne survey data.  Initial ground geophysical data from the first lines of IP-Resistivity surveys have also provided the Company with evidence of strong alteration in the sandstone horizons overlying these basement conductors.

The Qualified Person for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project (now under an earn-in option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration will continue in the winter of 2007 at West McArthur and at 4 other significant projects.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 7th day of May, 2007.